Filed Pursuant to Rule 433

Registration No: 333-134553

FX Basket-Linked Note

“90% Principal Protected Digital Basket”	Preliminary Terms and Conditions

December 17, 2007
Contact:+ 1 212 526 2237

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Prospectus Addendum, dated December 12, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507263735/d424b2.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Summary Description

This note allows an investor to hold via a single basket a long position in the Indonesian Rupiah (IDR), Indian Rupee (INR), and Brazilian Real (BRL) (collectively, the Reference Currencies), in each case relative to the U.S. dollar (USD).  If the Basket Return on the Valuation Date is greater than zero (that is, if the Reference Currencies have in aggregate appreciated relative to the USD on the Valuation Date), the investor will receive a single payment at maturity equal to the principal amount of the notes plus an Adjustment Amount equal to [11.00%] multiplied by that principal amount (irrespective of the amount by which the Basket Return exceeds zero).  However, only 90% of the principal amount of an investor’s notes will be protected even if held to maturity.  If the Basket Return on the Valuation Date is less than or equal to zero (that is, if the Reference Currencies have in aggregate depreciated or not appreciated relative to the USD on the Valuation Date), the Adjustment Amount will equal the principal amount of each note multiplied by –10.00% (irrespective of whether the Basket Return is zero or the amount by which it is less than zero), and the investor will lose $1,000 per $10,000 note or 10.00% of the principal amount invested.  The notes do not bear interest.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, AA-)

Issue Size	USD [TBD]

Issue Price	100%

Principal Protection	90%

Trade Date	[TBD]

Issue Date	Trade Date+ [5] Business Days

Valuation Date

Issue Date – [4] Valuation Days; provided that, upon the occurrence of a Disruption Event with respect to a Reference Currency, the Valuation Date for the affected Reference Currency may be postponed (as described under “Disruption Events” below)

Maturity Date	Issue Date + [4] months

Reference Currencies	Brazilian Real (BRL), Indonesian Rupiah (IDR)) and Indian Rupee (INR)

Reference Exchange Rate	For each Reference Currency, the spot exchange rate for that the Reference Currency quoted against the U.S. dollar expressed as number of units of the Reference Currency per one USD.

Settlement Rate	For each Reference Currency, the Reference Exchange Rate on the Valuation Date, determined in accordance with the applicable Settlement Rate Option (subject to the occurrence of a Disruption Event).

Redemption Amount

A single U.S. dollar payment on the Maturity Date equal to the principal amount of each note plus the Adjustment Amount, which may be negative.

Only 90% of the principal amount of your notes is protected if held to maturity, and you may lose part of your investment. If the Basket Return on the Valuation Date is less than or equal to zero, the Adjustment Amount will be equal to the principal amount of each note multiplied by –10.00% (irrespective of whether the Basket Return is zero or the amount by which it is less than zero), and at maturity you will receive only $9,000 per $10,000 note, reflecting a loss of $1,000 per $10,000 note (the equivalent of a loss of 10% of the principal amount invested).

Adjustment Amount	A single USD payment on the Maturity Date equal to the principal amount of each note multiplied by:

	[11.00%]	if the Basket Return is greater than 0.00

	[–10.00%]	if the Basket Return is less than or equal to 0.00

Basket Return	The sum of the Weighted Currency Returns.

Weighted Currency Returns	For each Reference Currency:

	Weighting * {	Initial Reference Currency Rate – Settlement Rate	}
Initial Reference Currency Rate

Weightings and Initial Reference Currency Rates	The Weighting and Initial Reference Currency Rate for each Reference Currency is as set forth below:

	Reference Currency	Weighting	Initial Reference Currency Rates
	IDR	34%	TBD
	INR	33%	TBD
	BRL	33%	TBD

The Initial Currency Rate for each Reference Currency is the Reference Exchange Rate for that Reference Currency determined by the Calculation Agent on the Trade Date in accordance with the applicable Settlement Rate Option.

Settlement Rate Option and Valuation Business Day	For each Reference Currency as set forth below:

	Reference Currency	Screen Reference	Valuation Business Day
	IDR	ABSIRFIX01	Singapore

	INR	RBIB	Mumbai

	BRL	BRFR	Brazilia, Rio de Janiero or São Paulo

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the Series I MTN prospectus supplement

Business Day	New York

Business Day Convention	Following

Disruption Events	If a Disruption Event relating to one or more Reference Currencies is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Basket Return using:
• for each Reference Currency that did not suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the scheduled Valuation Date, and

•                  for each Reference Currency that did suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the immediately succeeding scheduled Valuation Business Day for such Reference Currency on which no Disruption Event occurs or is continuing with respect to such Reference Currency;

provided however that if a Disruption Event has occurred or is continuing with respect to a Reference Currency on each of the three scheduled Valuation Business Days following the scheduled Valuation Date, then (a) such third scheduled Valuation Business Day shall be deemed the Valuation Date for the affected Reference Currency; and (b) the Calculation Agent will determine the Settlement Rate for the affected Reference Currency on such day in accordance with “Fallback Rate Observation Methodology” (as defined under “Description of the Notes—Currency-Indexed Notes” in the Series I MTN prospectus supplement).

A “Disruption Event” means any of the following events with respect to a Reference Currency, as determined in good faith by the Calculation Agent:

(A)                the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible the delivery of USD from accounts inside the Reference Currency Jurisdiction for that Reference Currency to accounts outside that Reference Currency Jurisdiction;

(B) the occurrence of any event causing the Reference Exchange Rate for the Reference Currency to be split into dual or multiple currency exchange rates; or

(C)                  the Settlement Rate being unavailable for the Reference Currency, or the occurrence of an event (i) in the Reference Currency Jurisdiction for that Reference Currency that materially disrupts the market for the Reference Currency or (ii) that generally makes it impossible to obtain the Settlement Rate for the Reference Currency, on the Valuation Date.

For purposes of the above, “scheduled Valuation Business Day” means a day that is or, in the judgment of the Calculation Agent, should have been, a Valuation Business Day for the affected Reference Currency.

Calculation Agent	Lehman Brothers Inc.

Underwriter	Lehman Brothers Inc.

Identifier	CUSIP: [TBD] ISIN: [TBD]
Settlement System	DTC
Denominations	USD 10,000 and whole multiples of USD 10,000
Issue Type	US MTN
Fees		Price to Public (1)	Fees(2)	Proceeds to the Issuer

	Per note	$10,000	$[50.00]	$[9,925]
	Total	$	$	$

(1)

The price to public includes the Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes the Issuer’s affiliates expected cost of providing such hedge as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive commissions of up to $50.00 per $10,000 principal amount, or of up to 0.50%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

Risk Factors

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes.  See “Risk Factors” generally, and “Risk Factors—Risks Relating to Currency-Indexed Notes” specifically, in the Series I MTN prospectus supplement.

Certain United States Federal Income Tax Consequences

Lehman Brothers Holdings Inc. intends to treat the notes as financial contracts subject to the foreign currency rules, as described under “Supplemental United States Federal Income Tax Consequences-Financial Contracts” in the Series I MTN prospectus supplement.  However, no statutory, judicial or administrative authority directly addresses the treatment of the notes and the characterization of the notes as financial contracts is uncertain. For instance, it is possible that the IRS could seek to treat the notes as debt instruments. Any differing treatment could affect the amount, timing, and character of income with respect to the notes.

Assuming the notes are characterized as financial contracts, gain or loss upon a sale, exchange, settlement or other disposition of the notes will be treated as ordinary gain or loss unless you make an election before the close of the day on which you purchase the notes to treat such gain or loss as capital gain or loss.  In addition, the notes may be subject to the “mark-to-market” rules of section 1256 of the Code, and you could incur federal tax liability on an annual basis in respect of an increase in the value of the notes without a corresponding receipt of cash.  If you have made the election described above, the “mark-to-market” rules would treat 60% of any gain or loss recognized on the sale, exchange, settlement or other disposition as long-term capital gain or loss, and 40% of any such gain or loss as short-term capital gain or loss.  See “Supplemental United States Federal Income Tax Consequences-Financial Contracts-Foreign Currency Rules” in the Series I MTN prospectus supplement.

On December 7, 2007, the IRS released a Notice indicating that the IRS and the Treasury Department are considering and seeking comments as to whether holders of instruments similar to the notes should be required to accrue income on a current basis over the term of the notes, regardless of whether any payments are made prior to maturity. In addition, the Notice provides that the IRS and the Treasury Department are considering related issues, including, among other things, whether gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax, whether the tax treatment of such instruments should vary depending upon the nature of the underlying asset, and whether such instruments should be subject to the special “constructive ownership rules” contained in section 1260 of the Code. It is not possible to predict what changes, if any, will be adopted, or when they will take effect. Any such changes could affect the amount, timing and character of income, gain or loss in respect of the notes, possibly with retroactive effect. Holders are urged to consult their tax advisors concerning the impact of the Notice on their investment in the notes.  Subject to future developments with respect to the foregoing, Lehman Brothers Holdings Inc. intends to continue to treat the notes for U.S. federal income tax purposes in accordance with the treatment described above.

Historical Exchange Rates

The following charts show the spot exchange rates for each Reference Currency at the end of each week in the period from the week ending December 19, 2004 through the week ending December 16, 2007 using historical data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The spot exchange rates are expressed as the amount of U.S. dollars per Reference Currency to show the appreciation or depreciation, as the case may be, of the Reference Currency against the U.S. dollar. The spot exchange rates used to calculate the Basket Return are expressed as the amount of Reference Currency per U.S. dollar, which are the inverse of the spot exchange rates presented in the following charts.  The historical data on each Reference Currency is not necessarily indicative of the future performance of the Reference Currencies, the Basket Return or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict the Adjustment Amount payable at maturity, and whether that Adjustment Amount will result in a positive return on the notes or a loss of principal.  Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Historical Basket Return

The following chart shows the hypothetical Basket Return at the end of each week in the period from the week ending December 19, 2004 through the week ending December 16, 2007, based on the hypothetical composite performance of the Reference Currencies using data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The Basket Return was indexed to a level of 0.0 based upon the Reference Exchange Rates determined on December 16, 2007, based upon Initial Reference Currency Rates determined on that day.  The composite value of the Reference Currencies on any prior day was obtained by using the calculation of the Basket Return described above. Spot exchange rates used in this determination are expressed as the number of units of Reference Currency per U.S. dollar.  For purposes of the notes and the determination of the Adjustment Amount, the Basket Return will be indexed to 0.0 on the Trade Date.

Hypothetical Redemption Amount Payment Examples

The following payment examples for this note shows scenarios for the Redemption Amount payable at maturity of the notes, including scenarios under which the Adjustment Amount will result in a positive return on the notes or a loss of principal, based on the hypothetical values for the Initial Reference Currency Rates (which will be determined on the Trade Date) and hypothetical values for the Settlement Rates (which will be determined on the Valuation Date), and consequently of the Basket Return.  The following payment examples also (a) reflect the percentage used to calculate the Adjustment Amount if the Basket Return is less than or equal to zero on the Valuation Date that has been set as of the date hereof at -10.00% times the principal amount of the notes, and (b) assume that the percentage used to calculate the Adjustment Amount if the Basket Return is greater than zero on the Valuation Date is set at 11.00% times the principal amount of the notes (the actual percentage will be determined on the Trade Date).

The Initial Reference Currency Rate and Settlement Rate values for the Reference Currencies have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts for any Reference Currency/USD exchange rates and should not be taken as indicative of the future performance of any Reference Currency/USD exchange rate.

Example 1: IDR, INR, and BRL each appreciate relative to their Initial Reference Currency Rates, resulting in a Basket Return of 0.0993 (9.93%).  The Adjustment Amount is therefore equal to 11.00%, and the Redemption Amount is equal to 111.00%, times the principal amount of the notes.

Because the Basket Return is 0.0993, the Redemption Amount payable at maturity is equal to $11,100.00 per $10,000 note (reflecting an Adjustment Amount of $1,100 per note), calculated as follows:

Redemption Amount = $10,000.00 + ($10,000 x 11.00%) = $11,100.00.

The table below illustrates how the Basket Return in the above example was calculated:

Reference Currency	Initial Reference Currency Rate (on Trade Date)	Settlement Rate (on Valuation Date)	Weighting	Weighted Currency Return
IDR	9374	8812	34%	0.0217
INR	39.37	35.83	33%	0.0326
BRL	1.7959	1.5804	33%	0.0450
	Basket Return = Sum of Weighted Currency Returns =			0.0993

Example 2: IDR, INR, and BRL each depreciate relative to their Initial Reference Currency Rates, resulting in a Basket Return of –0.0384 (–3.84%).  The Adjustment Amount is therefore equal to –10.00%, and the Redemption Amount is equal to 90.00%, times the principal amount of the notes.

Because the Basket Return is –0.0384, the Redemption Amount payable at maturity is equal to $9,000.00 per $10,000 note (reflecting an Adjustment Amount of –$1,000 per note), calculated as follows:

Redemption Amount = $10,000.00 + ($10,000 x [–10.00%]) = $9,000.00.

The table below illustrates how the Basket Return in the above example was calculated:

Reference	Initial Reference Currency Rate	Settlement Rate		Weighted Currency
Currency	(on Trade Date)	(on Valuation Date)	Weighting	Return
IDR	9374	9749	34%	–0.0131
INR	39.37	40.55	33%	–0.0096
BRL	1.7959	1.8857	33%	–0.0157
	Basket Return = Sum of Weighted Currency Returns =			–0.0384

Example 3: IDR and INR each appreciate relative to their Initial Reference Currency Rates, while BRL depreciates relative to its Initial Reference Currency Rate, resulting in a Basket Return of 0.0344 (3.44%).  The Adjustment Amount is therefore equal to 11.00%, and the Redemption Amount is equal to 111.00%, times the principal amount of the notes.

Because the Basket Return is 0.0344, the Redemption Amount payable at maturity is equal to $11,100.00 per $10,000 note (reflecting an Adjustment Amount of $1,100 per note), calculated as follows:

Redemption Amount = $10,000.00 + ($10,000 x 11.00%) = $11,100.00.

The table below illustrates how the Basket Return in the above example was calculated:

	Initial Reference
Reference	Currency Rate	Settlement Rate		Weighted
Currency	(on Trade Date)	(on Valuation Date)	Weighting	Currency Return
IDR	9374	8437	34%	0.0378
INR	39.37	37.01	33%	0.0211
BRL	1.7959	1.9396	33%	–0.0244
	Basket Return = Sum of Weighted Currency Returns =			0.0344

Example 4: INR and BRL each depreciate relative to their Initial Reference Currency Rates, while IDR appreciates relative to its Initial Reference Currency Rate, resulting in a Basket Return of –0.0039 (–0.39%).  The Adjustment Amount is therefore equal to –10.00%, and the Redemption Amount is equal to 90.00%, times the principal amount of the notes.

Because the Basket Return is –0.0039, the Redemption Amount payable at maturity is equal to $9,000.00 per $10,000 note (reflecting an Adjustment Amount of –$1,000 per note), calculated as follows:

Redemption Amount = $10,000.00 + ($10,000 x [–10.00%]) = $9,000.00.

The table below illustrates how the Basket Return in the above example was calculated:

	Initial Reference
Reference	Currency Rate	Settlement Rate		Weighted
Currency	(on Trade Date)	(on Valuation Date)	Weighting	Currency Return
IDR	9374	8062	34%	0.0553
INR	39.37	44.88	33%	–0.0405
BRL	1.7959	1.9037	33%	–0.0187
	Basket Return = Sum of Weighted Currency Returns =			–0.0039